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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                           (Amendment No. _________)*

                                HEALTHWATCH, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.05 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 Joseph P. Wynne
                          Commonwealth Associates, L.P.
                                830 Third Avenue
                            New York, New York 10022
                                 (212) 829-5839
--------------------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                   May 8, 2000
    -------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |_|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.                         SCHEDULE 13D                Page 2 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates, L.P. (13-3467952)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            295,535
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        295,535
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

295,535
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.                         SCHEDULE 13D                Page 3 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Commonwealth Associates Management Corp. (13-3468747)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER


                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            295,535
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        295,535
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

295,535
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

12.1%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.                         SCHEDULE 13D                Page 4 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      ComVest Capital Partners LLC (13-4068973)
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        None
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,484,000
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               None
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,484,000
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,484,000
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.                         SCHEDULE 13D                Page 5 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Michael S. Falk
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        399,108
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY            1,779,535
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               399,108
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,779,535
--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

2,178,643
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

50.4%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

CUSIP No.                         SCHEDULE 13D                Page 6 of 14 Pages
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robert Priddy
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |_|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      USA
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER

                        357,144
                        --------------------------------------------------------
  NUMBER OF       8     SHARED VOTING POWER
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          9     SOLE DISPOSITIVE POWER
  REPORTING
   PERSON               357,144
    WITH                --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER


--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

357,144
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

14.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                                              Page 7 of Pages 14

Item 1. Security and Issuer.

      This statement relates to the common stock, par value $.05 per share ("Common Stock") of HealthWatch, Inc. (the "Issuer"). The address of the Issuer's principal executive office is 3525 Piedmont Road, 7 Piedmont Center, Suite 300, Atlanta, Georgia 30305.

      The shares of Common Stock that are the subject of this statement either are issuable (i) upon conversion of the Issuer's Series C 8% Convertible Preferred Stock ("C Preferred Stock") issued to investors in the December Placement (defined in Item 3 below), (ii) upon exercise of currently exercisable five-year warrants issued to investors in the December Placement which have an exercise price of $1.875 per share (the "December Warrants"), (iii) upon exercise of currently exercisable five-year warrants issued to ComVest Capital Partners, LLC which have an exercise price of $3.50 per share (the "ComVest Warrant"), (iv) upon conversion of the Issuer's Series D 8% Convertible Preferred Stock ("D Preferred Stock) issued to investors in the May Placement (defined in Item 3 below) which have a conversion price of $3.50 per share, (v) upon exercise of currently exercisable five-year warrants issued to investors in the May Placement which have an exercise price of $3.50 per share (the "May Warrants"), and (vi) upon exercise or conversion of additional shares of D Preferred Stock and May Warrants, which May Warrants and D Preferred Stock are the subject of currently exercisable five-year warrants granted in consideration of services in connection with the May Placement (the "Agents Warrants"). The foregoing exercise prices are subject to adjustment in certain circumstances.

Item 2. Identity and Background.

      This statement is filed jointly by Commonwealth Associates, L.P. ("Commonwealth"), a limited partnership organized under the laws of the New York, whose principal business is investment banking and advisory services, Commonwealth Associates Management Corp. ("CAMC"), a corporation organized under the laws of New York and the corporate general partner of Commonwealth, ComVest Capital Partners, LLC ("ComVest"), a limited liability company organized under the laws of Delaware whose principal business is investing in and administering ownership of securities, Michael S. Falk and Robert Priddy. Commonwealth, CAMC, ComVest, Mr. Falk and Mr. Priddy are the "Reporting Persons."

      Robert Priddy, Keith Rosenbloom and Basil Ascuitto are directors, and Mr. Falk is Chairman, of CAMC. Messrs. Falk, Priddy and Rosenbloom are the managers of ComVest. Mr. Falk is also the controlling equity owner of both CAMC and ComVest. The sole officer of CAMC is Joseph Wynne, Chief Financial Officer.

      All of the individual Reporting Persons and other individuals identified in this Item 2 are United States citizens. The business address for all of the Reporting Persons and other individuals identified in this Item 2, other than Mr. Priddy, is 830 Third Avenue, New York, New York 10022.

                                                              Page 8 of Pages 14

Mr. Priddy is a principal of RMC Capital, 1640 Powers Ferry, Suite 125, Marietta, Georgia 30067, an investment firm.

      During the last five years, none of the Reporting Persons or any of the other individuals identified in this Item 2 has been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws of finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration.

      On December 23, 1999, the Issuer sold units (the "December Units"), each unit consisting of 1,000 shares of C Preferred Stock and December Warrants to purchase 166,667 shares of Common Stock, in a private placement (the "December Placement"). Each share of C Preferred Stock is convertible into 5.33 shares of Common Stock at the holder's option and on the occurrence of specified events. The December Units were purchased by ComVest and Mr. Falk as investors in the December Placement for an aggregate purchase price of $320,000. ComVest's funds were provided by its working capital. Mr. Falk's funds were provided by his personal funds.

      In February 2000, ComVest entered into a commitment letter with the Issuer pursuant to which it agreed to make available to the Issuer up to $2,000,000 in loans. In consideration of entering into such commitment letter, the Issuer granted ComVest the ComVest Warrant.

      On May 8, 2000, the Issuer sold units the "May Units"), each unit consisting of 1,000 shares of D Preferred Stock and May Warrants to purchase 7,143 shares of Common Stock, in a private placement (the "May Placement"). Each share of D Preferred Stock is convertible into 28.57 shares of Common Stock at the holder's option and on the occurrence of specified events. Commonwealth acted as placement agent to the Issuer in connection with the Private Placement pursuant to an Amended and Restated Agency Agreement dated as of February 8, 2000, with the Issuer (the "Agency Agreement"). The May Units were purchased by Messrs. Falk and Priddy as investors in the May Placement for an aggregate purchase price of $1,200,000. The funds were provided by their respective personal funds.

      The Agents Warrants were originally obtained by Commonwealth as compensation for services rendered to the Issuer in connection with the May Placement. Certain of the Agents Warrants were distributed by Commonwealth to certain of its employees, including Mr. Falk. The Reporting Persons currently hold Agent Warrants representing, upon the ultimate conversion and exercise of the underlying D Preferred Stock and May Warrants, the right to acquire 403,215 shares of Common Stock. Commonwealth disclaims beneficial ownership of the Agents Warrants it distributed to other persons, including the Reporting Persons.

                                                              Page 9 of Pages 14

      In no case were any funds borrowed by any of the Reporting Persons in connection with the above transactions.

Item 4. Purpose of Transaction.

      The Agents Warrants and the ComVest Warrant were acquired by the Reporting Persons as compensation for services rendered to the Issuer solely for investment purposes and not for the purpose of acquiring control of the Issuer. The C Preferred Stock, D Preferred Stock, December Warrants and May Warrants were acquired to make a profitable investment.

      Pursuant to the Agency Agreement, Commonwealth was granted the right to designate one of the seven directors of the Issuer. Such designee was appointed to the Issuer's board of directors on April 5, 2000.

      Other than as set forth above, the Reporting Persons have no present plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, renew or reconsider their position and formulate plans or proposals with respect thereto, but have no present intention of doing so.

Item 5. Interest in Securities of the Issuer.

      (a)(1) Commonwealth may be deemed to be the beneficial owner of an aggregate of 295,535 shares of Common Stock, representing approximately 12.1% of the issued and outstanding shares of Common Stock of the Issuer, which are issuable upon the exercise and conversion of the D Preferred Stock and May Warrants underlying the Agents Warrants.

      (a)(2) CAMC, as the general partner of Commonwealth, may be deemed to beneficially own the 295,535 shares of Common Stock, representing approximately 12.1% of the issued and outstanding shares of Common Stock of the Issuer, beneficially owned by Commonwealth.

      (a)(3) ComVest may be deemed to be the beneficial owner of an aggregate of 1,484,000 shares of Common Stock, representing approximately 40.9% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire (i) 117,333 shares of Common Stock upon conversion of the C Preferred Stock, (ii) 366,667 shares of Common Stock upon exercise of the December Warrants, and (iii) 1,000,000 shares of Common Stock upon exercise of the ComVest Warrant.

      (a)(4)Mr. Falk may be deemed to be the beneficial owner of an aggregate of 2,178,643 shares of Common Stock, representing approximately 50.4% of the issued and outstanding shares of Common Stock of the Issuer. In addition to the 295,535 and 1,484,000 shares beneficially owned respectively by Commonwealth and ComVest, which Mr. Falk may be deemed to beneficially own,

                                                             Page 10 of Pages 14

Falk may be deemed to beneficially own an additional 399,108 shares of Common Stock, representing the right to acquire (i) 107,680 shares of Common Stock issuable upon the exercise and conversion of the D Preferred Stock and May Warrants underlying the Agents Warrants (distributed to him by Commonwealth),
(ii) 533,333 shares of Common Stock upon the conversion of the C Preferred Stock, (iii) 166,667 shares of Common Stock upon exercise of the December Warrants, (iv) 57,142 shares of Common Stock upon conversion of the D Preferred Stock and (v) 14,286 shares of Common Stock upon exercise of the May Warrants. In his capacity as (i) Chairman and controlling equity owner of CAMC and (ii) manager and principal member of ComVest, Mr. Falk shares indirect voting and dispositive power with respect to such entities' shares and may therefore be deemed to be the beneficial owner of such securities.

      (a)(5) Mr. Priddy may be deemed to be the beneficial owner of an aggregate of 357,144 shares of Common Stock, representing approximately 14.3% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire 285,714 shares of Common Stock upon the conversion of the D Preferred Stock and 71,430 shares of Common Stock upon exercise of the May Warrants.

      (a)(6) Mr. Rosenbloom may be deemed to be the beneficial owner of an aggregate of 50,756 shares of Common Stock, representing approximately 2.3% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire 9,333 shares of Common Stock upon the conversion of the C Preferred Stock, 29,167 shares of Common Stock upon exercise of the December and 12,256 shares of Common Stock issuable upon the exercise and conversion of the D Preferred Stock and May Warrants underlying the Agents Warrants (distributed to him by Commonwealth).

      (a)(7) Mr. Acuitto may be deemed to be the beneficial owner of an aggregate of 1,944 shares of Common Stock, representing approximately .1% of the issued and outstanding shares of Common Stock of the Issuer, which represents the right to acquire 1,944 shares of Common Stock issuable upon the exercise and conversion of the D Preferred Stock and May Warrants underlying the Agents Warrants (distributed to him by Commonwealth).

      (b) Number of shares as to which each such person has:

(1) Sole power to vote or to direct the vote, and sole power to dispose or direct the disposition of:

      Name                          Number of Shares
      ----                          ----------------
      Michael S. Falk                 399,108 shares
      Robert Priddy                   357,144 shares
      Keith Rosenbloom                 50,756 shares
      Basil Ascuitto                    1,944 shares

                                                             Page 11 of Pages 14

(2) Shared power to vote or to direct the vote, and shared power to dispose or direct the disposition of:

      (a) Commonwealth, CAMC and Mr. Falk share such voting and disposition powers with respect to the 295,535 shares of Common Stock that Commonwealth may acquire.

      (b) ComVest and Mr. Falk share such voting and disposition powers with respect to the 1,484,000 shares of Common Stock that ComVest may acquire.

      (c) As more fully described above, the Reporting Persons acquired the D Preferred Stock, the May Warrants and the Agents Warrants on May 8, 2000. The Agents Warrants were originally issued to Commonwealth as compensation for services rendered in connection with the May Placement. Certain of the Agents Warrants were distributed by Commonwealth to certain of its employees, including Messrs. Falk, Rosenbloom and Ascuitto. Commonwealth disclaims beneficial ownership of the Agent Warrants it distributed to other persons, including the Reporting Persons.

      (d) Not applicable.

      (e) Not applicable.

Item 6. Contracts Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

      Each investor who purchased securities in the December Placement and the May Placement, including Messrs. Priddy, Falk, Rosenbloom and Ascuitto agreed not to sell, transfer or otherwise dispose of such securities or the Common Stock issuable upon conversion or exercise of such securities, for one year following the initial closing of the December Placement and May Placement, respectively, and thereafter not to sell, transfer or otherwise dispose of more than 25% of such securities on a cumulative basis during each subsequent 90-day period thereafter (each such 24- month period referred to as a "Lock-Up Period"), in each case, without the prior written consent of Commonwealth. Furthermore, such investors agreed that if the Issuer undertakes a public offering during the first 12 months of the Lock-Up Periods, they will not sell, transfer or otherwise dispose of the securities for such period of time after completion of such offering, not to exceed 12 months, as the managing underwriter of the offering may request and Commonwealth may agree to.

Item 7. Material to be Filed as Exhibits.

      (i) Joint Statement on Schedule 13D, as required by Rule 13d-1(K) under the Exchange Act.

                                                             Page 12 of Pages 14

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:July 3, 2000                  Commonwealth Associates, L.P.
                                          By: Commonwealth Associates
                                          Management Corp., its general partner

                                          By: /s/ Joseph Wynne
                                             -----------------------------------
                                          Name:  Joseph Wynne
                                          Title: Chief Financial Officer


Dated:July 3, 2000                  Commonwealth Associates Management Corp.

                                          By: /s/ Joseph Wynne
                                             -----------------------------------
                                          Name: Joseph Wynne
                                          Title: Chief Financial Officer


Dated:July 3, 2000                  ComVest Capital Partners, LLC
New York, New York

                                          By: /s/ Keith Rosenbloom
                                              ----------------------------------
                                                  Keith Rosenbloom, Manager

Dated: July 3, 2000                    /s/ Michael S. Falk
New York, New York                     -----------------------------------------
                                                 Michael S. Falk

Dated: July 3, 2000                   /s/ Robert Priddy
Marietta, Georgia                     ------------------------------------------
                                                  Robert Priddy

                                                             Page 13 of Pages 14

                                  EXHIBIT INDEX

1. Joint Filing of Schedule 13D

                                                             Page 14 of Pages 14

                          JOINT FILING OF SCHEDULE 13D

      The undersigned hereby agree to jointly prepare and file with regulatory authorities a Schedule 13D and any future amendments thereto reporting each of the undersigned's ownership of securities of HealthWatch, and hereby affirm that such Schedule 13D is being filed on behalf of each of the undersigned.

Dated:July 3, 2000                  Commonwealth Associates, L.P
                                          By: Commonwealth Associates
                                          Management Corp., its general partner

                                          By: /s/ Joseph Wynne
                                             -----------------------------------
                                          Name:  Joseph Wynne
                                          Title: Chief Financial Officer


Dated:July 3, 2000                  Commonwealth Associates Management Corp.

                                          By: /s/ Joseph Wynne
                                             -----------------------------------
                                          Name:  Joseph Wynne
                                          Title: Chief Financial Officer


Dated:July 3, 2000                  ComVest Capital Partners, LLC
New York, New York

                                          By: /s/ Keith Rosenbloom
                                              ----------------------------------
                                                Keith Rosenbloom, Manager

Dated: July 3, 2000                    /s/ Michael S. Falk
New York, New York                  --------------------------------------------
                                                Michael S. Falk

Dated: July 3, 2000                   /s/ Robert Priddy
Marietta, Georgia                   --------------------------------------------
                                                Robert Priddy